Exhibit 10.1

August 24th, 2009
Mr. Erik E. Prusch
409 Brandon Way
Austin, Texas 78733
Dear Erik,
I am pleased to confirm our offer to you for the position of Chief Financial Officer for Clearwire. Outlined below are the specific details regarding your new role. The offer is contingent upon board approval.

Start Date:	August 31, 2009

Reports to:	Bill Morrow

Location:	Kirkland, WA

Base salary:	$475,000 annually (paid bi-weekly)

Bonus Target:	A target discretionary bonus of 100% of annual base salary paid out following year end. The actual bonus amount will be determined by the board and will be based on performance against individual and company objectives. For 2009, your bonus will be pro-rated for the time you have been in the position.

Stock Awards:	200,000 Restricted Stock Units (RSUs) and 300,000 non-qualified stock options with an expected date of grant on or about your first day of employment. These RSUs and options vest annually over 4 years at 25% per year. You will also be eligible for the annual stock award at the discretion of the board.

Sign-On Bonus:	This offer also includes a sign on bonus of $100,000. In the event you voluntarily terminate employment with Clearwire prior to August 31, 2011 or your employment is involuntarily terminated by Clearwire for cause prior to such date, you agree to repay the company the pro-rated portion for this sign-on bonus payment, calculated on a straight line amortization basis.

Benefits:	In this role, you will participate in Clearwire’s benefit programs including medical, dental, disability, life insurance and 401(K) plans.

Time Off:	You will be eligible for a total of 3 weeks of paid time off in accordance with the company’s vacation and time off policies. In addition, Clearwire will grant you 5 floating holidays upon your starting with the company

Severance Protection:	In the event your employment is involuntarily terminated without cause or terminated by you for a Good Reason, you will be entitled to a cash severance benefit equal to 100% of your annual base salary plus your target bonus and 12 months of continuing medical, dental, vision and life insurance coverage benefits.

In the event your employment is involuntarily terminated without cause, or terminated by you for Good Reason, following a change of control of Clearwire, you will be entitled to a cash severance benefit equal to ] 50% of your annual base salary plus your target bonus and 18 months of continuing medical, dental, vision and life insurance coverage benefits. In addition, a “gross-up” for any golden parachute excise taxes under the Code would be paid by Clearwire for any involuntary termination without cause or voluntarily termination for Good Reason following a change of control. “Good Reason” shall mean (i) a significant, adverse change in your duties, authorities or responsibilities that results in you ceasing to be an executive officer of Clearwire and directly reporting to the Chief Executive Officer; (ii) a relocation of your principal office to a location more than thirty (30) miles from your then current office; (iii) a reduction of your base salary or bonus target from those set forth in this offer; or (iv) a breach by Clearwire of its obligations to you, that is not corrected within twenty (20) business days following receipt by Clearwire of notice specifying, in reasonable detail, such breach. All severance payments will be made payable in a lump sum no later than five (5) days following expiration of any revocation period required in connection with the release of claims; provided, however, if this payment is subject to Section 409A and you are a “specified employee” (as defined in Section 409 A), this payment shall be made within five (5) days after the six (6) month anniversary of the Termination Date (or such sooner date that is permitted under Section 409A).

Relocation Benefits:	To support you and your family’s move from Austin, Texas, Clearwire will provide you with full relocation benefits including assistance with temporary housing of up to $4,000 a month for up to six months, reimbursement of expenses related to the sale of your home in Austin, Texas reimbursement of expenses related to a purchase of a home in the greater Seattle area, household packing and moving expenses and miscellaneous settling in costs as are customary with relocations for executive officers (including real estate brokerage commissions of up to 6% if using a Clearwire approved relocation agent).
The terms of this agreement and all your rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
Code Section 409A. The parties agree to amend this document to the extent necessary to avoid imposition of any additional tax or income recognition prior to actual payment to you under Code Section 409A and any temporary or final Treasury Regulations and Internal Revenue Service guidance there under.
Choice of Law. The validity, interpretation, construction and performance of this document shall be governed the State of Washington.

This offer is conditioned upon your executing the company’s Confidentiality and Intellectual Property Agreement. Subsequent to receipt of a signed offer letter and as a further condition for employment, Clearwire conducts a background check on prospective employees. Clearwire reserves the right to rescind the offer set forth in this letter based on the results of such screenings and may do so in its sole discretion. While we expect that your tenure at Clearwire will be successful, please understand that your employment, like that of all of our employees, is terminable at will, meaning that either you or the Company can end the employment relationship at any time for any reason.
Please indicate your acceptance of this offer by signing below and returning it to Bill Morrow, 4400 Carillon Point, Kirkland WA 98033 no later than August 25, 2009. Please sign and fax to 425-216-7907.
Erik, we are excited at the prospect of you joining the team and look forward to working with you in building a great company.
Sincerely,

/s/ Bill Morrow Bill Morrow Chief Executive Officer

Accepted:	/s/ Erik E. Prusch Erik E. Prusch